Contact

www.linkedin.com/in/chengevan
(LinkedIn)
twitter.com/TheBeet1 (Personal)

Top Skills

C++
C
Development Tools

Languages

English (Native or Bilingual)
Chinese (Native or Bilingual)

Honors-Awards

2012 ACM Software System Award

Evan Cheng

Co-founder & CEO at Mysten Labs. We are hiring!
United States

Summary

* Now the co-founder & CEO of Mysten Labs - creating foundational infrastructure for web3.
* Before: As a technical leader, I have supported exceptional people who do great things.
* Before: As an engineer, I was recognized by ACM for my non-zero contribution to computer science.

Experience

Mysten Labs

Co-founder & CEO
September 2021 - Present (4 years 2 months)
Earth

Mysten Labs is building foundational infrastructure to accelerate web3 adoption.

Come join us! We are looking for researchers and engineers, product builders, marketing & communication, community builders, partnership, operations.

https://jobs.lever.co/mystenlabs

Novi Financial

Director of R&D, Novi Financial
June 2018 - September 2021 (3 years 4 months)

Supporting Novi Research - systems & security, programming language & formal verification, new product experimentation

Looking for researchers, engineers, managers. If you love blockchain, crypto, PL, program analysis, distributed system, come join us!

Facebook

Director of Engineering, Programming Languages & Runtimes
November 2015 - June 2018 (2 years 8 months)
United States

Supporting Facebook's world class team in programming languages, runtimes, and compilers: Hack, HHVM, Skip, Flow, Python, Reactive programming, C ++, LLVM, Android + iOS mobile runtimes and optimization pipelines, mobile JavaScript platform and runtimes, Glow, and more.

Hiring programming languages, compiler, managed and mobile runtimes, ML execution pipeline, platform, system experts

We've just started Facebook Languages Research (FLaRe). Come join us! https://www.themuse.com/jobs/facebook/research-scientist-programming-languages

Apple

10 years 3 months

Senior Manager, Low Level Tools

August 2015 - November 2015 (4 months)

United States

Third level manager overseeing 7 engineering teams
Overseeing efforts in static and runtime compilation for both CPUs and GPUs, Swift performance, static and dynamic linker, shared cache optimizations, debugger, bitcode tooling
Collaborating on HW transitioning plans, simulation tool for early GPU architecture exploration, build & integration tools, App Store tools, security hardening
Bootstrapping new "engineering effectiveness" initiative

Senior Manager, Compilation Technologies

January 2013 - August 2015 (2 years 8 months)

Second level manager overseeing 6 engineering teams
Overseeing Apple's static and runtime compilation efforts, including CPU and GPU compilation, JIT, Swift optimization, and collaborative work on early architecture exploration

Senior Manager, LLVM Backend

September 2011 - January 2013 (1 year 5 months)

Second level manager responsible for all of Apple's optimization and code generation efforts
LLVM Code Generator code owner

Engineering Manager, LLVM Backend

September 2008 - September 2011 (3 years 1 month)

Managed Apple LLVM Backend Team

LLVM Code Generator code owner

Senior Compiler Engineer

September 2005 - September 2008 (3 years 1 month)

LLVM Technical lead

Implemented x86_64 and ARM targets, instruction scheduler, if-converter, register allocation improvements, and many other optimizations and infrastructure work

Synfora Inc.

Senior Principal Engineer

May 2004 - September 2005 (1 year 5 months)

Technical lead for compiler / development tools group

Equator Technologies, Inc.

Engineer / Engineering Manager

1997 - 2004 (7 years)

Education

Syracuse University

MS, Computer Science · (1992 - 1996)

Marietta College

BS, Computer Science and Math · (1989 - 1992)